Adamis Pharmaceuticals Corporation

11683 El Camino Real, Suite 300

San Diego, CA 92103

October 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz, Esq.

Re:	Adamis Pharmaceuticals Corporation
Registration Statement on Form S-3 (No. 333-249331)
Filed on October 5, 2020

Acceleration Request
	Requested Date:	October 14, 2020
	Requested Time:	4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Adamis Pharmaceuticals Corporation (the "Company") hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-249331) to become effective on Wednesday, October 14, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call Kevin Kelso of Weintraub Tobin, the Company’s counsel, at (916) 558-6110.

Very truly yours,

Adamis Pharmaceuticals Corporation

By:	/s/ Robert O. Hopkins
Robert O. Hopkins
Chief Financial Officer